October 30, 2020 VIA EDGAR Mr. Raymond Be Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	11 Greenway Plaza Suite 1000 Houston, Texas 77046-1173

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (CIK No.: 0000896435; 1940 Act No.: 811-07452)
Dear Mr. Be:
Below are responses to your comments, which we received on October 14, 2020, regarding the Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) for the above named registrant (the “Registrant”).  The Preliminary Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2020 pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended.
The Preliminary Proxy Statement relates to a Special Meeting of Shareholders of the Invesco Oppenheimer V.I. Capital Appreciation Fund, Invesco V.I. American Franchise Fund and Invesco V.I. Technology Fund (each a “Fund,” and together the “Funds”), each a series of the Registrant, to be held on January 22, 2021 (the “Meeting”).  The Meeting is to be held for the purpose of considering a proposal to change each Fund’s sub-classification from “diversified” to “non-diversified” and approve the elimination of a related fundamental investment restriction (the “Proposal”).
The substance of the staff’s comments has been restated below in italicized text.  The Registrant’s responses to the staff’s comments are set out immediately under the restated comment.

Comment 1:
Given that the Preliminary Proxy Statement states that the Meeting will be conducted exclusively online via live webcast, please confirm that the Meeting will adhere to the “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns,” as updated April 7, 2020, issued by the staff of the

Division of Corporation Finance and the Division of Investment Management of the SEC to assist issuers, shareholders, and other market participants affected by coronavirus disease 2019 with meeting their obligations under the federal proxy rules (“Staff Guidance”).

Response 1:	The Registrant confirms that the Meeting will adhere to the Staff Guidance relating to virtual shareholder meetings.

Comment 2:
In the section entitled “Questions About the Proposal” under the heading “How do I vote?” the disclosure states that “any shares of a Fund for which no voting instructions are given, and signed voting instruction forms without specified instructions, will generally be voted by the Participating Insurance Company, if required, in proportion to those shares for which timely instructions are received.”  However, the Voting Instruction Card states that “if this voting instruction card is properly executed but no direction is made as regards to a Proposal included in the Proxy Statement, such votes entitled to be cast by the undersigned will be cast “FOR” such Proposal.  Please resolve the inconsistency.

Response 2:	The Preliminary Proxy Statement has been revised to resolve the inconsistency.

Comment 3:
In the section entitled “Questions About the Proposal” under the heading “How do I vote?” the disclosure states that “proxies marked “WITHHOLD” will not be voted “FOR” the Proposal, but will be counted for purposes of determining whether a quorum is present, and will therefore have the same effect as a vote “AGAINST” the Proposal.”  Given that the Preliminary Proxy Statement does not include a proposal to elect trustees, please remove any references to “WITHHOLD” in the Preliminary Proxy Statement.

Response 3:	The Registrant has revised the Preliminary Proxy Statement accordingly.
Should you have any questions concerning the above, please call the undersigned at 212-652-4208.

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards

cc:	Emily Ast, Esq., Invesco Advisers, Inc. Jacqueline Edwards, Esq., Stradley Ronon Stevens & Young, LLP John Dikmak, Jr., Esq., Stradley Ronon Stevens & Young, LLP